                                                                    Exhibit 99.1



This Form 6-K consists of a press release announcing an Arrangement Agreement with Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd. dated October 27, 2004.



[ACETEX LOGO OMITTED]



CELANESE PARENT SIGNS AGREEMENT TO ACQUIRE ACETEX CORPORATION



     DALLAS, TX, USA AND VANCOUVER, BC, CANADA - OCTOBER 27, 2004 - Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd. (BCP Crystal) and Acetex Corporation (Acetex) announced today that they have signed an Arrangement Agreement for BCP Crystal to acquire Acetex in a transaction valued at approximately CDN $600 million (USD $492 million). Under the terms of the Arrangement Agreement, BCP Crystal will acquire all of the issued and outstanding common shares of Acetex for CDN $9.00 (USD $7.38) cash per share. Acetex option and warrant holders are eligible to receive CDN $9.00 cash, less the exercise price of each option or warrant.

     Acetex will be operated as part of BCP Crystal's global Celanese chemicals business. "The acquisition of Acetex is an important part of our overall efforts to accelerate growth and productivity at Celanese," said David Weidman, designated Chief Executive Officer of the holding company for Celanese. "It is consistent with our commitment to provide a highly reliable, cost-efficient supply to the global acetyls market. We have been impressed with the Acetex team and look forward to serving our customers together in the near future."

     Brooke N. Wade, Chairman and Chief Executive Officer of Acetex, noted, "With the sale, our long-term shareholders receive a premium valuation for their investments in Acetex. Celanese brings to the table a globally recognized brand name, proprietary technology and expertise that will strengthen our acetyls operations. Those qualities also make Celanese an ideal partner for the Saudi Arabia acetyls project and one that appreciates its potential value."

     Acetyl products, which include acetic acid, vinyl acetate monomer and others, are the building block chemicals used to produce such products as paints, coatings, adhesives, and textiles.

     The offer to acquire approximately 35.4 million fully diluted shares at a purchase price of CDN $9.00 per share equivalent implies a total value for the equity of Acetex of CDN $318 million (USD $261 million). The per share offer price represents a 26% premium to the average closing price in the 30 days prior to Acetex's September 17 announcement that it was in discussions regarding a potential transaction. Acetex net financial debt of approximately CDN $282 million (USD $231 million) will be assumed in the transaction. The acquisition will be financed through an amendment and expansion of the senior credit facility of a BCP Crystal subsidiary.

     The transaction is to be effected by way of a statutory "Plan of Arrangement" (thus the aforementioned "Arrangement Agreement"). It is expected that a management proxy circular regarding the Arrangement will be mailed to shareholders, option holders and warrant holders in December 2004, with a meeting of the Acetex shareholders, option holders and warrant holders to approve the Arrangement in January 2005.

     The Board of Directors of Acetex has unanimously approved the Arrangement Agreement and is recommending Acetex securityholders vote in favor of the Arrangement. Brooke N. Wade, Chairman and Chief Executive Officer, (beneficially owns or controls 8,011,198 shares) and Ken E. Vidalin, Chief Operating Officer, (beneficially owns or controls 2,530,065 shares and holds 781,088 options) have each entered into support agreements agreeing to vote in favor of the Arrangement subject to their fiduciary obligations. Closing of the transaction is conditioned upon the approval of two-thirds of the votes cast by holders of the Acetex shares, options and warrants at the meeting. The transaction is subject to regulatory approval in Canada, the United States and Europe. The obligation of BCP Crystal to complete a transaction is also subject to the satisfaction of other customary conditions described in the Arrangement Agreement including court approval.

     UBS Securities Canada Inc. acted as lead financial advisor to Acetex in connection with the transaction. GMP Securities Ltd. provided an opinion to the Board of Directors of Acetex confirming the fairness of the offer and provided related advisory services. Lehman Brothers Inc. acted as financial advisor to BCP Crystal.

     BLACKSTONE CRYSTAL HOLDINGS CAPITAL PARTNERS (CAYMAN) IV LTD. (BCP CRYSTAL) IS CONTROLLED BY A GROUP OF INVESTMENT FUNDS, WHICH ARE ADVISED BY THE BLACKSTONE GROUP, A LEADING GLOBAL INVESTMENT FIRM. EARLIER THIS YEAR, A SUBSIDIARY OF BCP CRYSTAL SUCCESSFULLY COMPLETED A VOLUNTARY PUBLIC TENDER OFFER FOR CELANESE.

     CELANESE HOLDS WORLDWIDE LEADING POSITIONS IN ITS KEY PRODUCTS AND WORLD-CLASS PROCESS TECHNOLOGY. THE CELANESE PORTFOLIO CONSISTS OF FOUR MAIN BUSINESSES: CHEMICAL PRODUCTS, ACETATE PRODUCTS, TECHNICAL POLYMERS TICONA AND PERFORMANCE PRODUCTS. IN 2003, CELANESE GENERATED SALES OF AROUND USD $4.6 BILLION WITH ABOUT 9,500 EMPLOYEES. CELANESE HAS 24 PRODUCTION PLANTS AND SIX RESEARCH CENTERS IN 10 COUNTRIES MAINLY IN NORTH AMERICA, EUROPE AND ASIA.

     ACETEX WITH 2003 REVENUES OF USD $484 MILLION AND APPROXIMATELY 900 EMPLOYEES WORLDWIDE HAS TWO PRIMARY BUSINESSES - ITS ACETYLS BUSINESS AND THE SPECIALTY POLYMERS AND FILMS BUSINESS. THE ACETYLS BUSINESS, BASED IN EUROPE, PRODUCES ACETIC ACID, POLYVINYL ALCOHOL AND

     VINYL ACETATE MONOMER. THESE CHEMICALS AND THEIR DERIVATIVES ARE USED IN A WIDE RANGE OF APPLICATIONS IN THE AUTOMOTIVE, CONSTRUCTION, PACKAGING, PHARMACEUTICAL AND TEXTILE INDUSTRIES. SPECIALTY POLYMERS DEVELOPED AND MANUFACTURED BY ACETEX ARE USED IN THE MANUFACTURE OF A VARIETY OF PLASTICS PRODUCTS, INCLUDING PACKAGING AND LAMINATING PRODUCTS, AUTO PARTS, ADHESIVES AND MEDICAL PRODUCTS. THE FILMS BUSINESS FOCUSES ON PRODUCTS FOR THE AGRICULTURAL, HORTICULTURAL AND CONSTRUCTION INDUSTRIES.

     ACETEX IS HEADQUARTERED IN VANCOUVER, CANADA. THE COMPANY OPERATES PRODUCTION FACILITIES IN FRANCE, SPAIN, AND CANADA, AND SELLS TO CUSTOMERS PRIMARILY IN EUROPE, THE UNITED STATES, AND CANADA. ACETEX'S COMMON SHARES ARE LISTED FOR TRADING UNDER THE SYMBOL "ATX" ON THE TORONTO STOCK EXCHANGE, WHICH HAS NEITHER APPROVED NOR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

     ACETEX HAS ANNOUNCED PLANS FOR A JOINT VENTURE FOR THE CONSTRUCTION AND OPERATION OF A USD $1 BILLION INTEGRATED WORLD-SCALE ACETYLS FACILITY IN
     AL JUBAIL, SAUDI ARABIA. ACETEX IS PROCEEDING, IN CONJUNCTION WITH ITS PARTNERS, WITH THE FRONT-END ENGINEERING DESIGN FOR THE CONSTRUCTION OF THE PLANT. THE JV PARTNER IS NATIONAL PETROCHEMICAL INDUSTRIALIZATION COMPANY (TASNEE). THE PROJECT WILL BENEFIT FROM FAVORABLE NATURAL GAS SUPPLY AS WELL AS FROM ACETEX'S PROPRIETARY INTEGRATION TECHNOLOGY. ACETEX WILL OWN 50% OF THE ACETYLS COMPANY (ACETIC ACID AND VAM) AND 25% OF THE METHANOL COMPANY AND EXPECTS TO ENTER LONG-TERM METHANOL SUPPLY AGREEMENTS WITH THE JOINT VENTURE TO COVER ITS METHANOL REQUIREMENTS IN SAUDI ARABIA AND EUROPE.

     "INFORMATION IN THIS NEW RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS. BY THEIR NATURE, SUCH FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALITY FROM THOSE CONTEMPLATED BY THE FORWARD-LOOKING STATEMENTS. THEY INCLUDE WORLD WIDE ECONOMIC CONDITIONS, ACTIONS OF COMPETITORS, THE AVAILABILITY AND COST OF FEEDSTOCK, THE ABILITY TO IMPLEMENT BUSINESS STRATEGIES AND PURSUE BUSINESS OPPORTUNITIES, CONDITIONS IN THE CHEMICALS BUSINESS INCLUDING THE SUPPLY AND DEMAND FOR INDUSTRIAL CHEMICALS AND THE RISKS ATTENDANT WITH PRODUCING AND MARKETING INDUSTRIAL CHEMICALS AND CARRYING OUT MAJOR CAPITAL PROJECTS. FORWARD-LOOKING STATEMENTS IN THIS RELEASE ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. INVESTORS OF BOTH BCP CRYSTAL AND ACETEX ARE CAUTIONED THAT ALL FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDING THOSE RISKS AND UNCERTAINTIES DETAILED IN THE FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC) AND THE APPLICABLE CANADIAN SECURITIES COMMISSIONS OF ACETEX AND WITH THE SEC OF BCP CRYSTAL'S SUBSIDIARY CELANESE AG, COPIES OF WHICH ARE AVAILABLE FROM THE COMPANIES."



CELANESE - USA                                    CELANESE - EUROPE


VANCE MEYER                                       MICHAEL KRAFT

Phone: +1 (972) 443 4847                          Phone: +49 (0)69/30514072
Telefax: +1 (972) 443 8519                        Telefax: +49 (0)69/305 36787
Email:VNMeyer@celanese.com                        Email: M.Kraft@celanese.com

ACETEX - VANCOUVER



LYNN HAYCOCK

Phone: +1 (604) 688-9600
Telefax: +1 (604) 688-9620
Email: haycock@acetex.com